Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 2 DATED MAY 26, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated April 29, 2016, as supplemented by Supplement No. 1 dated May 11, 2016. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering;

•	the acquisition of an indirect interest in 1285 Avenue of the Americas;

•	an update to the “Suitability Standards” section of our prospectus;

•	an update to the “Prospectus Summary” section of our prospectus;

•	an update to the “Risk Factors” section of our prospectus;

•	an update to the “Conflicts of Interest” section of our prospectus; and

•	an update to the “Investment Objectives and Strategy” section of our prospectus.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of May 25, 2016, we received and accepted subscriptions in our offering for 0.24 million shares, or $2.2 million, including 0.16 million shares, or $1.5 million, sold to NorthStar Realty and 0.05 million shares, or $0.5 million, sold to an affiliate of RXR. As of May 25, 2016, approximately $2.0 billion in shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on February 9, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

The Acquisition of an Indirect Interest in 1285 Avenue of the Americas

On May 20, 2016, we, through a subsidiary of our operating partnership, completed the acquisition, or the acquisition, of an indirect minority interest in 1285 Avenue of the Americas, a 1.8 million square foot Class-A office building located in midtown Manhattan, or the property, for a purchase price of approximately $1.9 million, including closing costs. The acquisition was part of an approximately $1.65 billion transaction sourced by RXR, our co-sponsor and affiliate of our sub-advisor. We participated in the transaction with an investor group led by RXR Real Estate Value Added Fund - Fund III LP, or RXR Value Added Fund III, an institutional real estate private equity fund sponsored by RXR, as well as other institutional third party real estate investors and high net worth individuals, or collectively, the purchasers. In connection with the acquisition of the property, the purchasers obtained $1.1 billion of acquisition financing and an additional $100 million future funding facility, with a 7-year term at a weighted average fixed interest rate of approximately 4.3% per annum. We completed the acquisition through a limited partnership structure, or the partnership, and funded the investment using proceeds from our offering.

The 39-story property is centrally located in Manhattan’s Sixth Avenue and Rockefeller Center corridor, a leading office submarket serving the financial services, media and communications industries with over 45 million square feet of office space. The property occupies a full city block, has convenient access to public transportation and connects directly to the underground Rockefeller Center concourse. The property also features approximately 25,000 square feet of retail space and approximately 84,000 below-grade square footage.

The property is currently 99% occupied and serves as the North American headquarters for UBS AG, or UBS, the global headquarters for BBDO Worldwide, Inc., or BBDO, a division of Omnicom Group, Inc., as well as the global headquarters for Paul, Weiss, Rifkind, Wharton & Garrison LLP, a law firm. An affiliate of RXR agreed to acquire the property in December 2015 and, prior to closing the transaction, negotiated the extension of the approximately 890,000 square foot UBS lease through 2032. Both the UBS and BBDO leases are guaranteed by investment grade-rated companies.

The partnership is governed by a limited partnership agreement, dated as of May 20, 2016, or the LP agreement, containing customary terms and conditions, including transfer restrictions. We are a limited partner in the partnership and an affiliate of RXR will act as the general partner of the partnership. In addition, an affiliate of RXR will be engaged as the property manager of the property. Under the terms of the LP agreement, all net distributable cash will be distributed to us on a quarterly basis, or more frequently, as determined by the general partner.

Update to Suitability Standards

The following suitability standard is hereby added to the “Suitability Standards” section of our prospectus and replaces the suitability standard for Kentucky investors set forth in Supplement No. 1 dated May 11, 2016:

Kentucky—A Kentucky investor’s aggregate investment in our offering and the offerings of our affiliated non-publicly traded real estate investment trusts may not exceed 10% of the investor’s liquid net worth.

Update to our Prospectus Summary

The following disclosure replaces the disclosure in the first paragraph under the heading “Prospectus Summary—Investment Strategy” in our prospectus:

Our strategy is to use the majority of the net proceeds of our offering to acquire high-quality commercial real estate, including value-add real estate investment opportunities, concentrated in the New York metropolitan area (defined by us to mean within 90 miles of New York City), which we refer to as the New York metropolitan area and in particular, New York City, with a focus on office and mixed-use properties and a lesser emphasis on multifamily properties. We generally define high-quality commercial real estate as well-located properties in submarkets that are characterized by strong real estate fundamentals, favorable supply/demand dynamics and/or superior long-term prospects for growth. We consider value-add investment opportunities to include properties with significant potential for capital appreciation through for example, capital improvements, repositionings or modernization, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed properties and properties owned by distressed sellers. For a further description of our intended targeted investments, please see “Investment Objectives and Strategy—Targeted Investments.” We intend to complement this strategy by originating and acquiring: (i) CRE debt, including subordinate loans and participations in such loans and preferred equity interests; and (ii) joint ventures and partnership interests in CRE related investments. We expect that a majority of our capital will be invested in commercial real estate located in the New York metropolitan area and the remaining portion in CRE debt and securities, secured primarily by collateral in the New York metropolitan area. We also anticipate that more than a majority of our investments will be located in New York City (including all boroughs) and that the remaining portion of our investments will be located in surrounding suburban markets within the New York metropolitan area. However, we cannot predict our actual allocation by investment type or geography of our assets under management at this time because such allocation also will be dependent, in part, on the market conditions, market opportunities and upon the amount of financing we are able to obtain with respect to each asset class in which we invest. We expect to acquire more than a majority of our investments through joint venture arrangements with RXR Value Added Fund III, an institutional real estate investment fund affiliated with RXR, one of our co-sponsors, or future funds or investment entities advised by affiliates of RXR. In addition, we may invest directly in RXR Value Added Fund III as well as current or future funds or investment entities managed or advised by affiliates of RXR. We may also complete investments with RXR’s sub-strategy entity, RXR ESM Venture. These joint ventures generally will be structured as general partnerships, in which a subsidiary of our operating partnership will serve as one of the general partners and an affiliate of RXR Value Added Fund III will serve as the other general partner. We expect that the general partners will have equal rights and that major decisions will require approval by both general partners. In certain instances, we also intend to invest in non-controlling interests through limited partnerships or similar structures, including as a co-investor with RXR Value Added Fund III. The joint venture and partnership agreements governing our investments with RXR Value Added Fund III and its limited partners will not provide for the payment by RXR Value Added Fund III or its limited partners of any asset management fees or promote fees to us, our advisor or the joint venture. Any fees paid by us in connection with our joint venture investments, including any acquisition fees, asset management fees and disposition fees paid to our Advisor Entities, will be based on our proportionate share of the investment and we will not pay any duplicative fees in connection with any investment made directly in RXR Value Added Fund III or any future funds or investment entities managed or advised by affiliates of RXR. Our Advisor Entities will only receive fees described in the “Management Compensation” section of this prospectus based on our proportionate share of these investments.

Update to our Risk Factors
The following disclosure is added under the heading “Risk Factors— Risks Related to Our Offering and Our Corporate Structure” in our prospectus:
Maintenance of our Investment Company Act exemption imposes limits on our operations.

Neither we nor our operating partnership nor any of the subsidiaries of our operating partnership intend to register as an investment company under the Investment Company Act. We intend to make investments and conduct our operations so that we are not required to register as an investment company. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U. S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (“non-investment companies”). Moreover, we take the position that general partnership interests in joint ventures structured as general partnerships are not considered securities at all and thus not investment securities.

Because we are a holding company that conducts its businesses through subsidiaries, the securities issued by our subsidiaries that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own directly, may not have a combined value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. This requirement limits the types of businesses in which we may engage through these joint venture partnerships and subsidiaries. We must monitor our holdings and those of our operating partnership to ensure that the value of their investment securities does not exceed 40% of their respective total assets (exclusive of U. S. government securities and cash items) on an unconsolidated basis. Through our operating partnership’s subsidiaries, we and our operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring mortgages and other interests in real estate.

Most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of a subsidiary’s portfolio be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). Qualification for exclusion from registration under the Investment Company Act will limit our ability to acquire or sell certain assets and also could restrict the time at which we may acquire or sell assets. For purposes of the exclusions provided by Section 3(c)(5)(C), we will classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate related asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face and a number of these no-action positions were issued more than twenty years ago. In August 2011, the SEC issued a concept release in which it asked for comments on various aspects of Section 3(c)(5)(C) and accordingly, the SEC or its staff may issue further guidance in the future. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may force us to re-evaluate our portfolio and our investment strategy.

Because of the acquisition, our only investment is an investment security for purposes of the 40% test. As a result, we do not currently satisfy the 40% test. We are now relying upon Rule 3a-2 for our exemption from registration under the Investment Company Act. That rule provides a safe harbor exemption, not to exceed one year, for companies that have a bona fide intent to be engaged in an excepted activity but that temporarily fail to meet the requirements for another exemption from registration as an investment company.

Reliance upon Rule 3a-2 is permitted only once every three years. As a result, if we fail to maintain our exclusion from registration, within that three year period, and another exemption is not available, we may be required to register as an investment company, or we may be required to acquire and/or dispose of assets in order to meet the 40% test or other tests for exclusion. Any such asset acquisitions or dispositions may be of assets that we would not acquire or dispose in the ordinary course of our business, may be at unfavorable prices or may impair our ability to make distributions to shareholders and result in a decline in the price of our common shares. If we are required to register under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including limitations on our ability to employ leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Accordingly, registration under the Investment Company Act could limit our ability to follow our current investment and financing strategies, impair our ability to make distributions to our common shareholders and have an adverse impact on our business.

Update to our Conflicts of Interest
The following disclosure replaces the disclosure under the heading “Conflicts of Interest—Certain Conflict Resolution Measures—Charter Provisions Relating to Conflicts of Interest—Joint Ventures or Participations with Affiliates of our Advisor Entities” in our prospectus:

We expect to acquire more than a majority of our investments through joint venture arrangements with RXR Value Added Fund III, an institutional real estate investment fund affiliated with RXR, one of our co-sponsors, or future funds or investment entities advised by affiliates of RXR. In addition, we may invest directly in RXR Value Added Fund III as well as current or future funds or investment entities managed or advised by affiliates of RXR. We may also complete investments with RXR’s sub-strategy entity, RXR ESM Venture. These joint ventures generally will be structured as general partnerships, in which a subsidiary of our operating partnership will serve as one of the general partners and an affiliate of RXR Value Added Fund III will serve as the other general partner. We expect that the general partners will have equal rights and major decisions will require approval by both general partners. In certain instances, we also intend to invest in non-controlling interests through limited partnerships or similar structures, including as a co-investor with RXR Value Added Fund III. The joint venture and partnership agreements governing our investments with RXR Value Added Fund III and its limited partners will not provide for the payment by RXR Value Added Fund III or its limited partners of any asset management fees or promote fees to us, our advisor or the joint venture. Any fees paid by us in connection with our joint venture investments, including any acquisition fees, asset management fees and disposition fees paid to our Advisor Entities, will be based on our proportionate share of the investment and we will not pay any duplicative fees in connection with any investment made directly in RXR Value Added Fund III or any future funds or investment entities managed or advised by affiliates of RXR. Our Advisor Entities will only receive fees described in the “Management Compensation” section of this prospectus based on our proportionate share of these investments. Subject to approval by our board of directors and the separate approval of our independent directors, we may enter into joint ventures, general partnerships, participations or other arrangements with other affiliates of our Advisor Entities to make investments. In conjunction with such prospective agreements, our Advisor Entities and their affiliates may have conflicts of interest in determining which of such entities should enter into any particular agreements. Our affiliated partners may have economic or business interests or goals which are or that may become inconsistent with our business interests or goals. In addition, should any such arrangements be consummated, our Advisor Entities may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated partner, in managing the arrangement and in resolving any conflicts or exercising any rights in connection with the arrangements. Since our Advisor Entities will make various decisions on our behalf, agreements and transactions between affiliates of our Advisor Entities and us as partners with respect to any such venture will not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. Our advisor or sub-advisor or their affiliates may receive various fees for providing services to the joint venture, including but not limited to an asset management fee, with respect to the proportionate interest in the properties held by our joint venture partners. In evaluating investments and other management strategies, the opportunity to earn these fees may lead our Advisor Entities to place undue emphasis on criteria relating to its compensation at the expense of other criteria, such as preservation of capital, in order to achieve higher short-term compensation. We may only enter into joint ventures with our sponsors, our advisor, our sub-advisor, our directors or affiliates of our advisor or our sub-advisor for the acquisition of investments or co-investments if a majority of our independent directors approves such transaction as being fair and reasonable to us and determines that our investment is on terms substantially similar to the terms of third parties making comparable investments. If we enter into a joint venture or general partnership with any of our affiliates, the fees payable to our advisor by us would be based on our share of the investment and we will not pay any duplicative fees in connection with any investment made directly in RXR Value Added Fund III or any future funds or investment entities managed or advised by affiliates of RXR.

The following disclosure replaces the disclosure under the heading “Conflicts of Interest—Certain Conflict Resolution Measures—Allocation of Investment Opportunities—Joint Ventures” in our prospectus:

Our primary target investments are high-quality commercial real estate investments concentrated in the New York metropolitan area as further described in “Investment Objectives and Criteria” section of this prospectus. We expect to acquire more than a majority of our investments through joint venture arrangements with RXR Value Added Fund III, or future funds or investment entities advised by affiliates of RXR. In addition, we may invest directly in RXR Value Added Fund III as well as current or future funds or investment entities managed or advised by affiliates of RXR. We may also complete investments with RXR’s sub-strategy entity, RXR ESM Venture. These joint ventures generally will be structured as general partnerships, in which a subsidiary of our operating partnership will serve as one of the general partners and an affiliate of RXR Value Added Fund III will serve as the other general partner. We expect that the general partners will have equal rights and that major decisions will require approval by both general partners. In certain instances, we also intend to invest in non-controlling interests through limited partnerships or similar structures, including as a co-investor with RXR Value Added Fund III. The joint venture and partnership agreements governing our investments with RXR Value Added Fund III and its limited partners will not provide for the payment by RXR Value Added Fund III or its limited partners of any asset management fees or promote fees to us, our advisor or the joint venture. Any fees paid by us in connection with our joint venture investments, including any acquisition fees, asset management fees and disposition fees paid to our Advisor Entities, will be based on our proportionate share of the investment. Our Advisor Entities will only receive fees described in the “Management Compensation” section of this prospectus based on our proportionate share of these investments. For the allocation of the investment opportunities between us and RXR Value Added Fund III in the joint ventures, please see “— RXR Entities” below.

Update to our Investment Objectives and Strategy
The following disclosure replaces the disclosure under the heading Investment Objectives and Strategy—Targeted Investments—Strategic Partnerships” in our prospectus:

Strategic Partnerships. We expect to acquire more than a majority of our investments through joint venture arrangements with RXR Value Added Fund III, an institutional real estate investment fund affiliated with RXR, one of our co-sponsors, or future funds or investment entities advised by affiliates of RXR. In addition, we may invest directly in RXR Value Added Fund III as well as current or future funds or investment entities managed or advised by affiliates of RXR. We may also complete investments with RXR’s sub-strategy entity, RXR ESM Venture. These joint ventures generally will be structured as general partnerships, in which a subsidiary of our operating partnership will serve as one of the general partners and an affiliate of RXR Value Added Fund III will serve as the other general partner. We expect that the general partners will have equal rights and that major decisions will require approval by both general partners. In certain instances, we also intend to invest in non-controlling interests through limited partnerships or similar structures, including as a co-investor with RXR Value Added Fund III. Any management fees paid in connection with the management of the investments by the joint ventures or partnerships will be allocated proportionally based on the percentage of the investment owned by each of the partners. We may from time-to-time partner with other third-party institutional investors or affiliated investment vehicles in order to efficiently fund investments. These co-investment, joint venture and partnership arrangements will allow us to access proprietary deal flow and acquire high-quality office, mixed-use and multifamily assets that, due to their quality and size, may not have otherwise been available to us. We believe that our Advisor Entities have extensive experience sourcing and executing co-investment vehicles through their deep industry relationships and we believe our ability to leverage this network will assist us in efficiently deploying our capital into a high-quality diversified investment portfolio. In addition, this will provide our stockholders an opportunity to invest alongside sophisticated institutional investors with an aligned interest to us.

The following disclosure is added under the heading “Investment Objectives and Strategy—Investment Company Act Considerations” in our prospectus:
To avoid regulation under the Investment Company Act of 1940, as amended, or the Investment Company Act, we intend to rely on section 3(a)(1)(C) for our exemption from the registration requirements of the Investment Company Act. This provision requires that we neither engage nor propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and not own or propose to acquire “investment securities” having a value exceeding 40% of the value of our total assets on an unconsolidated basis, or the 40% test. “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under section 3(c)(1) or section 3(c)(7) of the Investment Company Act.
The acquisition is our first investment and is considered an investment security. As a result, investment securities comprise more than 40% of our assets and we do not currently satisfy the 40% test.
We now must rely upon Rule 3a-2, which provides a safe harbor exemption, not to exceed one year, for companies that have a bona fide intent to be engaged in an excepted activity but that temporarily fail to meet the requirements for another exemption from registration as an investment company. As required by the rule, our board of directors adopted a resolution declaring our bona fide intent to be engaged in excepted activities and we intend to restore our assets to compliance as soon as reasonably possible and in any event by the termination of the one-year period required by Rule 3a-2.
Rule 3a-2’s temporary exemption lasts only up to a year, and reliance upon Rule 3a-2 is permitted only once every three years. As a result, if we are unable to restore our respective assets to compliance within the one-year period, or after we do so we fail to meet our exemption within the three-year period, and another exemption is not available, we may be required to register as an investment company, or we may be required to acquire and/or dispose of assets in order to meet our exemption. Any such asset acquisitions or dispositions may include assets that we would not acquire or dispose of in the ordinary course of our business, may be at unfavorable prices or may impair our ability to make distributions to stockholders and result in a decline in the price of our common stock. If we are required to register under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including limitations on our ability to employ leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Accordingly, registration under the Investment Company Act could limit our ability to follow our current investment and financing strategies, impair our ability to make distributions to our common stockholders and have an adverse impact on our business.